

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2014

<u>Via E-mail</u>
Mr. James R. Hills
Chief Executive Officer
Safety Quick Lighting & Fan Corp.
One Buckhead Plaza
3060 Peachtree Road, Suite 390
Atlanta, GA 30305

> **Re: Safety Quick Lighting & Fan Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 22, 2014**
> **File No. 333-197821**

Dear Mr. Hills:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We have considered your response to comment 1 from our letter dated August 28, 2014. Please tell us why you are registering <u>all</u> of the company's outstanding common shares and <u>all</u> shares underlying convertible and exchangeable securities. For the shares being registered that were not part of the notes and warrants offerings, tell us when and how the shareholders received their shares.

Selling Shareholders, page 22

2. Please revise the fourth paragraph to state that you have 35,500,000 shares outstanding as of August 31, 2014, rather than 63,485,919 shares outstanding.

3. Please identify here and under "Principal Shareholders" on page 50 the shareholders who have agreed to lock up their shares pursuant to the terms of a Lock-Up and Leak-Out Agreement. Disclose the aggregate number of shares locked-up and the date when the lock-up ends. Disclose the material terms of the Lock-Up and Leak-Out Agreement, including that shareholders may begin selling their shares prior to the end of the 24-month lock-up period upon the earlier of November 1, 2014, or the date of effectiveness of this registration statement. Explain that the ability to sell and amount of shares that shareholders may sell depends upon the then current trading price and trading volume of the company's shares. Disclose these terms under "Lock-Up Agreements" on page 53.

You may contact Claire DeLabar, Senior Staff Accountant, at 202-551-3349 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Peter J. Gennuso, Esq.
        Thompson Hine LLP